UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934

                            Nam Tai Electronics, Inc.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (CUSIP Number)

                                Peter R. Kellogg
                                  120 Broadway
                                    6th floor
                               New York, NY 10271
                                 (212) 433-7070
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 9, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629865 205                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,157,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,157,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,157,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629865 205                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Syndicate Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629865 205


ITEM 1. SECURITY AND ISSUER:

            This statement on Schedule 13D relates to common shares, $0.01 par value per share (the "Shares"), of Nam Tai Electronics, Inc., a British Virgin Islands corporation ("Nam Tai"). The principal executive offices of Nam Tai are located at 116 Main Street, 2nd Floor, Road Town, Tortola, British Virgin Islands.

ITEM 2. IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Syndicate Ltd. ("IAT"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

            (b)-(c), (f) Mr. Kellogg is an American citizen and, on the date of the event which requires the filing of this Statement, was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange. Mr. Kellogg is also a member of the board of directors of Nam Tai. IAT is a reinsurance company incorporated in Bermuda. Mr. Kellogg's business address is 120 Broadway, 6th floor, New York, NY 10271, and IAT's business address is 48 Wall Street, New York, NY 10005.

            (d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            1,000,000 common shares of Nam Tai are held by IAT and its wholly-owned subsidiaries, 152,600 common shares of Nam Tai are held by Mr. Kellogg, and an additional 5,000 common shares are subject to options held by Mr. Kellogg which are exercisable within 60 days. The source of funds for the purchases of the common shares was the working capital of IAT and its wholly-owned subsidiaries and the personal funds of Mr. Kellogg. The total purchase price for the common shares was $2,010,642.

ITEM 4. PURPOSE OF TRANSACTION:

            The common shares of Nam Tai were acquired for investment purposes in the ordinary course of business by IAT and its wholly-owned subsidiaries and by Mr. Kellogg and were not acquired with the purpose or effect of changing or influencing control of Nam Tai. However, after acquiring the common shares of Nam Tai reported on this Schedule 13D, Mr. Kellogg was elected to the board of directors of Nam Tai in June 2000. Mr. Kellogg and IAT review their holdings of Nam Tai on an ongoing basis. Depending on such review and on various factors,

CUSIP No. 629865 205


including, without limitation, the price of the shares, stock market conditions, and business prospects of Nam Tai, Mr. Kellogg and IAT reserve the right to make additional purchases or sales of the common shares of Nam Tai in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Neither Mr. Kellogg nor IAT have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D, except for any actions taken by Mr. Kellogg in his role as director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) This statement relates to 1,000,000 common shares of Nam Tai held by IAT and its wholly-owned subsidiaries, 152,600 common shares of Nam Tai held by Mr. Kellogg, plus an additional 5,000 common shares subject to options held by Mr. Kellogg which are exercisable within 60 days. Based on Nam Tai's public filings, Nam Tai had 8,855,223 shares outstanding as at April 24, 2000. Therefore, the 1,157,600 common shares reported on this Schedule 13D represent 13.1% of Nam Tai's outstanding common shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the common shares of Nam Tai owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such common shares. Mr. Kellogg disclaims beneficial ownership of the common shares owned by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

            (c) Upon becoming a member of the board of directors of Nam Tai on June 9, 2000, Mr. Kellogg was granted an option to purchase 5,000 common shares of Nam Tai. Other than the grant of options, there were no other transactions in Nam Tai's common shares within the 60 days prior to the date of the event which required the filing of this Schedule 13D.

            (d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

            (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Nam Tai, including, but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 629865 205


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Peter R. Kellogg and IAT Reinsurance
                   Syndicate Ltd. to file this statement jointly on behalf of each of them.

CUSIP No. 629865 205


                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004
       New York, New York                      /s/ Peter R. Kellogg
                                               ---------------------------------
                                               Peter R. Kellogg


                                               IAT REINSURANCE SYNDICATE LTD.

Dated: January 21, 2004
       New York, New York                      By: /s/ Peter R. Kellogg
                                                   -----------------------------
                                                   Name: Peter R. Kellogg
                                                   Title: President & CEO